Exhibit 99.1

LATAM REPORTS CONTINUED OPERATIONAL RECOVERY IN FIRST QUARTER 2022, DESPITE OMICRON VARIANT IMPACT AND RISING FUEL PRICE

Santiago, Chile, May 10, 2022 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the first quarter ending March 31, 2022. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.23 per USD.

HIGHLIGHTS

●	Despite the difficulties at the beginning of the year due to the outbreak of the Omicron variant and its impact on the region, especially during the months of January and February, LATAM group operations posted another quarter-over-quarter improvement. The group’s consolidated capacity (measured in ASKs) during the three-month period reached 68.2% of 2019 levels, which corresponds to a 89.7% capacity increase compared with the same quarter of 2021 (+6.2% versus 4Q21). As in previous quarters, most of the recovery has been driven by the affiliates’ domestic operations, however, the continuous favorable context for air travel in the region in terms of travel restrictions and vaccination processes has also led to further recovery of the international segment. In terms of capacity, the Spanish-speaking affiliates and the Brazilian affiliate finished the quarter reaching 89.5% and 100.8% of March 2019 levels, respectively, while international capacity reached 47.5% of its March 2019 levels.

●	Total operating revenues in the first quarter of 2022 amounted to US$1,959 million, 22.4% below 2019 levels, though representing a 114.5% increase compared to the first quarter of 2021. Passenger revenues, down 31.4% compared to 2019 (+199.1% vs 1Q21), continue to be affected by the reduced level of operations and the impact of the Omicron variant. Other revenues decreased 55.1% compared to 2019 (-40.7% vs 1Q21), while cargo revenues increased 63.5% as compared with the pre-pandemic context (+24.8% vs 1Q21).

●	Once again, LATAM’s cargo affiliates’ operations maintained a solid performance, with revenues amounting to US$430.7 million, representing a 63.5% increase compared to the same period in 2019. The slower recovery of international operations continues to affect consolidated cargo capacity (measured in ATKs), which was 10.9% lower than the same period of 2019. Nevertheless, favorable operational indicators have more than offset these limitations on capacity, with yields growing 75.9% compared to 2019, and load factors increasing 2.4 p.p. versus the same period in 2019.

●	In the first quarter of 2022, total operating expenses were US$2,097.2 million, which represents a 14.2% decrease compared to 2019. During the quarter, the group posted significant reductions in expense lines such as Wages and Benefits (-40.3% versus 2019), Other Rental and Landing Fees (-30.5% versus 2019) and Other Operating Expenses (-20.1% versus 2019). However, during the quarter the group also witnessed a relevant increase in aircraft fuel prices due to the conflict in Ukraine, resulting in total Aircraft Fuel costs that even surpassed 2019 levels by 0.5%, despite the reduced capacity operated during the quarter.

●	The group’s CASK (cost per ASK) ex-fuel improved by 6.8% compared with the previous fourth quarter of 2021, from US$5.6 cents to US$5.2 cents, reaching a 29.3% improvement versus the same period of 2021, reaffirming the result of the various cost reduction measures totaling more than US$900 million in savings annually implemented by LATAM in 2020 and 2021 as part of its reorganization process.

●	Operating loss in the quarter amounted to US$138.2 million, mainly affected by the sharp increase in fuel price during the period and the impact of the Omicron variant on passenger revenues. The net loss attributable to shareholders reached US$380.1 million, which compares with a net loss of US$60.1 million in the same period of 2019 and a loss of US$430.9 million during the first quarter of the previous year.

●	On May 6, 2022, LATAM disclosed the results of the vote on its Plan of Reorganization, which received sufficient support of approximately 82% in dollar amount and approximately 65% in number of voting creditors in the Plan’s main impaired class. These results do not yet include holders of RCF claims, who have until May 10, 2022 to submit their votes. This followed the US Court approval of LATAM’s Disclosure Statement on March 21, 2022, which allowed the Debtors to begin the voting solicitation process. The Confirmation Hearing on the Plan is scheduled to take place on May 17 and 18, 2022, as set by the US Court.

●	In April, the LATAM group announced that it seeks to incorporate sustainable aviation fuel into its operations, reaching 5% of total fuel consumption by 2030 and favoring South American producers of this alternative fuel. This effort is a clear call to action to the market about LATAM’s interest in the energy transition and developing local markets, and is part of the group’s long-term sustainable strategy to reach carbon neutrality by 2050.

MANAGEMENT COMMENTS FIRST QUARTER 2022

Two main challenges presented themselves during the first quarter of 2022: the arrival of another COVID-19 variant, Omicron, to the region and a dramatic increase in jet fuel prices sparked by the conflict between Russia and Ukraine.

With regard to the macroeconomic context, the price of fuel during the first quarter of 2022 was US$3.25 per gallon (excluding hedge), a 75.8% increase from the same period of the previous year and even 29.9% higher than the previous fourth quarter. The volatility in prices, in addition to the rapid increase, has created a dynamic that requires active management and the group is working to compensate this higher cost through increases in yields and adjusting its operations as necessary.

“We have had a substantial improvement in our results compared to the same period of 2021 even in a challenging environment,” commented Roberto Alvo, LATAM Airlines Group CEO. “We continue to be cautiously optimistic about the future, since even though we are witnessing a healthy recovery of passenger demand, the rising fuel price is a variable that we are closely monitoring.”

The group’s cargo operations continue to show growth in revenues, 63.5% compared to the same period of 2019, reaffirming the success of the cargo affiliates’ performance and the group’s dedication to investing in its growth. As previously announced, LATAM group is converting 10 B767 passenger aircraft to cargo freighters by the end of 2023, the first of which was received in December 2021 and the second in March 2022. For the rest of the year, two additional cargo freighter deliveries are scheduled, arriving in the second and third quarters, respectively. As such, while the international passenger operations recover from the current 48.2% of capacity versus 2019 levels, this increase in cargo capacity through conversions will help to compensate the slow recovery of belly capacity.

Finally, in terms of LATAM’s long-term sustainability agenda, the group has rolled out several concrete initiatives during the beginning of the year that take steps toward its established goals in each of the three pillars: climate change, shared value and circular economy. Based on its climate change strategy, LATAM launched “Fly Neutral Fridays”, an initiative that offsets the emissions of emblematic routes (such as Rio de Janeiro – Sao Paulo, Galapagos – Guayaquil, and Arequipa – Cusco, among others) by supporting the protection of strategic ecosystems in the region every Friday.

With regard to circular economy and the group’s efforts to gradually eliminate single-use plastics in its operations by 2023, a new amenity kit with more sustainable elements was incorporated into the business cabin product and the plastic bags associated with headphones, blankets and pillows were replaced by a reusable material. Finally, the Solidary Plane program, an exemplary part of the shared value pillar, is supporting the response to humanitarian crises worldwide, by providing free passenger and cargo transport to help people who have had to leave their homes in search of safety and protection to the UN Refugee Agency. Additionally, the program incorporated two new alliances: The Cardioinfantil Foundation in Colombia and the foundations committee of the Global Initiative to Fight Childhood Cancer in Peru.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2022 RESULTS

Total revenues in the first quarter of 2022 amounted to US$1,959 million, compared to US$2,525.3 million in the same period of 2019. This represents a 22.4% decrease, explained by a 31.4% decrease in passenger revenues and a decrease of 55.1% in other revenues versus 2019, and partially offset by cargo revenues, posting a 63.5% increase compared to 2019. During the period, passenger and cargo revenues represented 75.9% and 22.0% of total operating revenues, respectively, with passenger revenues gradually increasing quarter by quarter as air traffic keeps recovering.

Passenger revenues in the quarter were 31.4% below the same period of 2019, aligned with the 34.8% decrease observed in traffic, measured in RPKs, though partially offset by a 4.8% yield increase versus 2019. Despite the impact of the Omicron variant, we saw a continued recovery in LATAM group operations, reaching a 6.2% increase in capacity (measured in ASKs) and a 5.1% increase in traffic (measured in RPKs) compared to the fourth quarter of 2021. As compared with the same period of 2021, revenues per ASK (RASK) were 57.6% above, mostly driven by a 28.3% increase in yields and a significant improvement in load factors, which during the quarter reached 80.5%, representing a 15 p.p. increase compared to 2021 levels.

Cargo revenues increased 63.5% in the quarter compared to the same period of 2019, amounting to US$430.7 million, propelled by the group’s cargo-dedicated fleet and growing import and export markets globally. Total cargo capacity (measured in ATKs) during the quarter was 10.9% below 2019 levels, still mostly affected by restricted belly capacity for international operations, offset by a 75.9% increase in yields and a 2.4 p.p. increase in load factor to 58.4%, as compared with 2019. Despite the overall capacity reductions, freighter ATKs increased 39.3% compared to the same period of 2019, accompanied by a 5 p.p. increase in load factors.

Other revenues in the first quarter of 2022 amounted to US$42.1 million, a 55.1% decrease compared to the same period of 2019. This decrease was mainly explained by the reduction in revenues coming from aircraft rentals due to the reduction in the number of subleased aircrafts (during the first quarter of 2019 LATAM had nine aircraft subleased to third parties, including wide body fleet, versus one in the first quarter of 2022), in addition to a reduction in revenues from LATAM Travel hotel and tour reservations, resulting from the reduction in international travel.

Total operating expenses during the first quarter of 2022 amounted to US$2,097.2 million, which represented a 14.2% reduction compared to the same period of 2019. Despite the reduced level of operations versus 2019 and the group’s cost restructuring initiatives, this result was heavily impacted by sharp increases in fuel price during the quarter. The changes in operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 40.3% compared to 2019, aligned with the 27.7% decline in the average headcount during the quarter as compared with the first quarter of 2019, despite being a period during with a significant appreciation of the local currencies towards the end of the quarter, especially in the Chilean peso and the Brazilian real. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru outsourced important parts of their airport operations in order to improve efficiency, helping to further decrease costs.

●	Aircraft fuel costs increased 0.5% compared to 2019, despite the 27.9% decrease in total fuel consumption due to reduced operations compared with the same quarter of 2019. This result was explained by the significant increases in fuel price mainly arising from the conflict in Ukraine. Fuel price (excluding hedges) reached a 42.1% and a 75.8% increase compared with the same periods of 2019 and 2021, respectively (29.9% versus 4Q 2021). As of March 31, 2022, LATAM recognized a US$5.4 million gain related to hedging contracts, which compares to a US$0.9 million gain during the same period of 2021 for the same concept.

●	Commissions to agents decreased 47.2% compared with the first quarter of 2019, in line with the decrease of 31.4% in passenger revenues as compared to 2019 and the continuous efforts from the group to strengthen direct sales via its digital platforms.

●	Depreciation and amortization decreased by 16.9% compared with 2019. The group continues to see a declining trend in its depreciation costs as compared to 2019 following the reduction in fleet size, especially considering the rejections of wide body fleet. The group’s total fleet has been reduced from 322 aircraft at the end of the first quarter of 2019 to 299 aircraft as of March 31, 2022.

●	Other rental and landing fees decreased by 30.5% compared to 2019, driven by reduced operations.

●	Passenger services expenses decreased by 48.1% versus 2019, mainly explained by a 21% reduction in the number of passengers carried during the quarter, which totaled 14.4 million, in addition to the still in place restrictions to catering services onboard in certain countries of the region due to the pandemic.

●	Aircraft rentals expenses amounted to US$69.6 million, representing a US$7.5 million increase compared to 4Q21 due to the increase in operations and aircraft utilization during the quarter. These variable payment agreements for the fleet were implemented following their approval by the Court during the second and third quarters of 2021[1].

●	Aircraft maintenance expenses increased by 49.5% compared with 2019, reaching US$155.5 million. As illustrated in LATAM’s five-year business plan, the group expects a relative increase in maintenance expenses when compared to operation levels, a trend that is expected to continue during most of the current year, as operations recover due to catch up on task deferrals and costs associated with the return of aircraft into service after extended downtime and engine repairs.

●	Other operating expenses decreased by 20.1% compared to 2019, mainly due to a reduction in variable crew costs subject to the level of operations and partially offset by other expenses associated with the reclassification of aircraft available for sale during the quarter.

Non-operating Result

●	Interest income amounted to US$4.6 million in the quarter, representing a 22.5% decrease from the same period in 2019. This reduction is mainly explained by cash investment restrictions arising from the Chapter 11 process under which, a significant part of the company’s cash balance must be held at authorized banks, and therefore subject to lower investment rates. These restrictions started to take effect in the third quarter of 2020.

●	Interest expense increased 87.4% compared to 2019, to US$259.4 million during the first quarter of 2022. As of March 31, 2022, the company had made five draws from the DIP financing since filing for Chapter 11 on May 26, 2020, which have increased the outstanding debt by US$2.25 billion, and led to an increase of accrued interest of approximately US$327 million.

●	Under Other income (expense), the Company recorded US$0.8 million in income during the quarter, compared with a US$6.9 million income in 2019. This impact was mainly explained by a foreign exchange gain of US$48.7 million in the period, which was partially offset by reorganization expenses for a total of US$47.8 million during the quarter.

Net loss in the first quarter of 2022 amounted to US$380.1 million, mainly explained by the increase in aircraft fuel costs and its respective impact on the operating result, plus the aforementioned restructuring costs registered in other expenses. This result compares with a loss of US$60.1 million in the same period of 2019.

LIQUIDITY AND FINANCING

At the end of the quarter, LATAM’s financial debt amounted to US$7.98 billion, a US$540.1 million increase compared to the previous quarter, mainly explained by the US$300 million fifth draw from the DIP facility in March, in addition to exchange rate effects on debt due to the appreciation of the local currencies during the quarter.

At the end of the first quarter of 2022, LATAM reported US$1,179.3 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of the date of publication, LATAM had access to US$950 million of committed liquidity in the DIP financing.

[1]	Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Regarding hedging, the main objective of LATAM’s hedge policy is to protect medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months as of March 31, 2022 are shown in the table below:

	2Q22	3Q22	4Q22	1Q23

Hedge positions
Estimated Fuel consumption hedged	30%	17%	14%	0%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (collectively, the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have to date all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

A debtor in possession (“DIP”) financing of US$2.45 billion was approved on September 19, 2020. Subsequently, on October 18, 2021, the US Court approved a Tranche B proposal for US$750 million from Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo, giving LATAM access up to a total of US$3.2 billion. As of March 31, 2022, a total of five draws had been made from the DIP financing, with US$950 million of undrawn DIP financing.

On March 14, 2022, and in light of the ongoing Chapter 11 process, LATAM filed before the US Court a new amended and restated DIP Financing Proposal, which was subsequently approved by the Court on March 15, 2022. This new DIP contract, which refinances and replaces the existing DIP contract was formally subscribed by LATAM on April 8, 2022, and considers US$3,700 million of financing in two tranches, Tranche A and Tranche C. Additionally, the new DIP facility includes certain reductions in fees and interests as compared with the previous contract. The current maturity date is October 14, 2022, subject to further extension until the earlier of November 30, 2022, and the date on which the Restructuring Support Agreement (RSA) is terminated.

Additionally, on April 8, 2022, the first draw from the new DIP contract took place in the amount of US$2,750 million, assigned to fully refinance the existing DIP contract. The detail of drawn and available funds by tranche is described in the following table:

	Commited line (US$ thousands)	Amount drawn (US$ thousands)	Available amount (US$ thousands)

Tranche A	2,050.0	2,050.0	-
Tranche C	1,650.0	700.0	950.0
Total	3,700.0	2,750.0	950.0

As of March 31, 2022, a total of approximately 6,400 claims have been filed in the Chapter 11 cases against the Debtors, with the Debtors having objected to or having resolved through claims withdrawals, stipulations and court orders, approximately 4,160 claims with a total value of approximately US$104 billion. As the Debtors continue to reconcile claims against their books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the US Court. There can be no assurances that any such claims will be resolved in the Debtors’ favor. According to the claims estimate draft published on November 26, 2021, in context of LATAM’s Plan of Reorganization blow-out materials, the estimate of reconciled claims amounts to approximately US$ 8.1 billion in the low scenario and US$ 9.3 billion in the high scenario.

On November 26, 2021, LATAM filed its Plan of Reorganization, which, as intended since the beginning of the reorganization process, complies with applicable laws both in Chile and the United States. The plan has received broad support from the group’s shareholders and creditors, confirmed by the RSA signed by these different parties, which contains the support from the holders of more than 70% of unsecured claims, more than 50% of current shareholders, and about 67% of LATAM 2024 and LATAM 2026 bond holders. In addition, on January 12, 2022, LATAM announced that separate backstop agreements in support to its Plan of Reorganization and its proposed financing had been signed with substantial creditors and shareholders, reaffirming those parties’ commitment to the plan and its implementation. These backstop agreements were subsequently approved by the Court on March 15, 2021. Certain parties have appealed the order approving the backstop agreements, and that appeal remains pending.

Importantly, on May 6, 2022, LATAM disclosed its voting report, which received sufficient support of approximately 82% in dollar amount and approximately 65% in number of voting creditors in the Plan’s main impaired class. These results do not yet include holders of RCF claims, who have until May 10, 2022 to submit their votes. This followed the US Court approval of the adequacy of LATAM’s Disclosure Statement on March 21, 2022, which enabled LATAM to initiate the Solicitation Period in order to seek approval of the Plan from the different classes of creditors. The Confirmation Hearing on the Plan is scheduled to take place on May 17 and 18, 2022, as set by the US Court.

The Debtors have filed with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further possible amendment or modification by the Debtors.

Although these materials provide the information required under the US Bankruptcy Code and by the Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by the Debtors in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with the Debtors’ regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Within the context of its reorganization proceedings, LATAM has concluded an important stage of pre-petition fleet restructuring, finalizing negotiations that have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods. As a direct result, the group estimates that this will generate annual fleet cash flow savings of approximately 40% as presented in LATAM’s five-year business plan. As of March 31, 2022, the group’s fleet totals 299 aircraft, a result of 42 aircraft rejections since the initiation of Chapter 11 proceedings, 19 aircraft incorporations, and excluding 6 A320 aircraft and 11 B767s that were reclassified as available for sale (five of which have already been sold and delivered to Jetran).

Agreements regarding its fleet commitments, have been reached with Boeing for two 787 Dreamliner aircraft and Airbus for a total of 70 A320-Neo family aircraft, which are 20% more fuel efficient, reaffirming LATAM’s commitment to a modern fleet and its long-term sustainability strategy. The delivery dates are expected through 2028, though could be modified as a result of the ongoing discussions held with aircraft manufacturers in the context of the current situation.

2022-2028

Additions
Airbus 320-Neo family	70
Boeing 787-9	2
TOTAL ADDITIONS	72

Additionally, the group has signed several contracts with lessors to receive three Boeing 787 aircraft in 2022 and eight Airbus A320 family aircraft for delivery in 2023.

Finally, LATAM group is investing in the growth of its cargo dedicated fleet, converting 10 B767 passenger aircraft to cargo freighters by the end of 2023. Two freighters have already been converted and two additional cargo freighter deliveries are scheduled for the second and third quarters of this year. The remaining conversions would take place in 2023.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended March 31, 2022, with the Comisión para el Mercado Financiero of Chile on May 10, 2022. These financial statements are available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 13 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern

Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

LATAM Airlines Group S.A.

Consolidated Financial Results for the First Quarter 2022 (in thousands of US Dollars)

	For the three month period ended March 31
	2022	2021	% Change	2019	% Change

REVENUE
Passenger	1,486,239	496,979	199.1%	2,167,982	-31.4%
Cargo	430,698	345,221	24.8%	263,496	63.5%
Other	42,094	70,964	-40.7%	93,790	-55.1%
TOTAL OPERATING REVENUE	1,959,031	913,164	114.5%	2,525,268	-22.4%

EXPENSES
Wages and Benefits	-284,253	-234,309	21.3%	-476,012	-40.3%
Aircraft Fuel	-750,570	-265,603	182.6%	-746,551	0.5%
Commissions to Agents	-28,559	-14,954	91.0%	-54,066	-47.2%
Depreciation and Amortization	-292,245	-293,209	-0.3%	-351,644	-16.9%
Other Rental and Landing Fees	-224,445	-166,209	35.0%	-322,821	-30.5%
Passenger Services	-33,354	-15,790	111.2%	-64,246	-48.1%
Aircraft Rentals	-69,608	-	n.m.	-	n.m.
Aircraft Maintenance	-155,544	-102,455	51.8%	-104,056	49.5%
Other Operating Expenses	-258,608	-176,368	46.6%	-323,750	-20.1%
TOTAL OPERATING EXPENSES	-2,097,186	-1,268,897	65.3%	-2,443,146	-14.2%

OPERATING INCOME/(LOSS)	-138,155	-355,733	-61.2%	82,122	n.m.
Operating Margin	-7.1%	-39.0%	31.9 pp	3.3%	-10.3 pp

Interest Income	4,563	7,469	-38.9%	5,891	-22.5%
Interest Expense	-259,399	-193,647	34.0%	-138,446	87.4%
Other Income (Expense)	831	-108,689	n.m.	6,877	-87.9%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-392,160	-650,600	-39.7%	-43,556	n.m.
Income Taxes	10,895	216,929	-95.0%	-13,041	n.m.

INCOME/(LOSS) BEFORE MINORITY INTEREST	-381,265	-433,671	-12.1%	-56,597	573.6%

Attributable to:
Shareholders	-380,073	-430,867	-11.8%	-60,074	532.7%
Minority Interest	-1,192	-2,804	-57.5%	3,477	n.m.

NET INCOME/(LOSS)	-380,073	-430,867	-11.8%	-60,074	532.7%
Net Margin	-19.4%	-47.2%	27.8 pp	-2.4%	-17.0 pp

Effective Tax Rate	-2.8%	-33.3%	30.6 pp	29.9%	-32.7 pp

EBITDA	154,090	-62,524	n.m.	433,766	-64.5%
EBITDA Margin	7.9%	-6.8%	14.7 pp.	17.2%	-9.3 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended March 31
	2022	2021	% Change	2019	% Change

System
Costs per ASK (US Cent)	8.1	9.3	-12.9%	6.4	26.5%
Costs per ASK ex fuel (US Cents)	5.2	7.3	-29.3%	4.5	15.5%
Fuel Gallons Consumed (millions)	232.4	143.9	61.5%	322.2	-27.9%
Fuel Gallons Consumed per 1,000 ASKs	9.0	10.5	-14.9%	8.5	5.5%
Fuel Price (with hedge) (US$ per gallon)	3.23	1.85	74.6%	2.32	39.2%
Fuel Price (without hedge) (US$ per gallon)	3.25	1.85	75.8%	2.29	42.1%
Average Trip Length (km)	1,453.2	1,218.3	19.3%	1,759.6	-17.4%
Total Number of Employees (average)	29,604	28,943	2.3%	40,925	-27.7%
Total Number of Employees (end of the period)	29,700	28,414	4.5%	40,746	-27.1%

Passenger
ASKs (millions)	25,913	13,657	89.7%	37,989	-31.8%
RPKs (millions)	20,855	8,945	133.1%	31,979	-34.8%
Passengers Transported (thousands)	14,350	7,343	95.4%	18,174	-21.0%
Load Factor (based on ASKs) %	80.5%	65.5%	15.0 pp	84.2%	-3.7 pp
Yield based on RPKs (US Cents)	7.1	5.6	28.3%	6.8	4.8%
Revenues per ASK (US cents)	5.7	3.6	57.6%	5.7	0.6%

Cargo
ATKs (millions)	1,430	1,119	27.7%	1,604	-10.9%
RTKs (millions)	836	731	14.2%	899	-7.1%
Tons Transported (thousands)	215	192	11.9%	215	0.1%
Load Factor (based on ATKs) %	58.4%	65.3%	-6.9 pp	56.0%	2.4 pp
Yield based on RTKs (US Cents)	51.5	47.2	9.2%	29.3	75.9%
Revenues per ATK (US Cents)	30.1	30.8	-2.3%	16.4	83.7%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31	As of December 31
	2022	2021	2019
Assets:

Cash, and cash equivalents	1,178,908	1,046,835	1,072,579
Other financial assets	118,123	101,138	499,504
Other non-financial assets	159,046	108,368	313,449
Trade and other accounts receivable	1,020,882	902,672	1,244,348
Accounts receivable from related entities	1,666	724	19,645
Inventories	338,246	287,337	354,232
Tax assets	51,711	41,264	29,321
Current assets other than assets and disposal groups held for sale	2,868,582	2,488,338	3,533,078
Non-current assets and disposal groups held for sale	149,334	146,792	485,150
Total current assets	3,017,916	2,635,130	4,018,228

Other financial assets	17,238	15,622	46,907
Other non-financial assets	146,693	125,432	204,928
Accounts receivable	12,291	12,201	4,725
Intangible assets other than goodwill	1,162,655	1,018,892	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,576,603	9,489,867	12,919,618
Deferred tax assets	26,324	15,290	235,583
Total non- current assets	10,941,804	10,677,304	17,069,578
Total assets	13,959,720	13,312,434	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	4,926,472	4,453,451	1,885,660
Trade and other accounts payables	5,213,745	4,860,153	2,222,874
Accounts payable to related entities	725,508	661,602	56
Other provisions	29,737	27,872	5,206
Current tax liabilities	676	675	11,925
Other non-financial liabilities	2,436,189	2,332,576	2,835,221
Total current liabilities	13,332,327	12,336,329	6,960,942

Other financial liabilities	6,068,693	5,948,702	8,530,418
Accounts payable	373,228	472,426	619,110
Other provisions	821,947	712,581	286,403
Deferred tax liabilities	384,835	341,011	616,803
Employee benefits	64,427	56,233	93,570
Other non-financial liabilities	474,328	512,056	851,383
Total non-current liabilities	8,187,458	8,043,009	10,997,687
Total liabilities	21,519,785	20,379,338	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings	-9,221,179	-8,841,106	352,272
Treasury Shares	-178	-178	-178
Other reserves	-1,477,059	-1,361,529	-367,577
Equity attributable to the parent company’s equity holders	-7,552,151	-7,056,548	3,130,782
Minority interest	-7,914	-10,356	-1,605
Total net equity	-7,560,065	-7,066,904	3,129,177
Total liabilities and equity	13,959,720	13,312,434	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31, 2022	As of March 31, 2021	As of March 31, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,011,561	914,899	2,536,205
Other cash receipts from operating activities	20,936	16,517	27,027

Payments for operating activities
Payments to suppliers for goods and services	-1,646,167	-817,439	-1,739,695
Payments to and on behalf of employees	-286,876	-249,125	-504,940
Other payments for operating activities	-74,758	-31,634	-51,345
Income Taxes refunded (paid)	-4,777	-16,890	-12,719
Other cash inflows (outflows)	-23,816	-15,636	-27,988

Net cash flows from operating activities	-3,897	-199,308	226,545

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	290	-	728,847
Other payments to acquire equity or debt instruments of other entities	-314	-82	-824,446
Amounts raised from sale of property, plant and equipment	-	-	274
Purchases of property, plant and equipment	-88,890	-25,296	-181,826
Purchases of intangible assets	-8,505	-9,044	-18,504
Interest Received	173	5,378	7,730
Other cash inflows (outflows)	-	-83	-597

Net cash flows used in investing activities	-97,246	-29,127	-288,522

Cash flow from (used in) financing activities
Amounts raised from long-term loans	-	-	594,354
Amounts raised from short-term loans	277,758	-	-
Loans from related entities	22,242	-	-
Loans repayment	-60,698	-18,241	-306,081
Payments of lease liabilities	-6,002	-61,956	-94,136
Dividends paid	-	-	-
Interest paid	-18,078	-41,187	-100,919
Other cash inflows (outflows)	-433	-3,415	27,246

Net cash flows from (used in) financing activities	214,789	-124,799	120,464

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	113,646	-353,234	58,487
Effects of variations in the exchange rate on cash and equivalents	18,427	-12,175	-15,803
Net increase (decrease) in cash and cash equivalents	132,073	-365,409	42,684

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,046,835	1,695,841	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,178,908	1,330,432	1,124,326

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31	As of December 31
	2022	2021	2019

Total Assets	13,959,720	13,312,434	21,087,806
Total Liabilities	21,519,785	20,379,338	17,958,629
Total Equity*	-7,560,065	-7,066,904	3,129,177
Total Liabilities and Shareholders equity	13,959,720	13,312,434	21,087,806

Debt
Current and long term portion of loans from financial institutions	6,774,917	6,246,662	5,462,684
Current and long term portion of obligations under capital leases	1,201,820	1,189,182	1,730,843
Total Financial Debt	7,976,737	7,435,844	7,193,527
Lease liabilities	3,011,381	2,960,638	3,172,157
Total Gross Debt	10,988,118	10,396,482	10,365,684
Cash and cash equivalents	-1,179,298	-1,047,182	-1,459,248
Total Net Debt	9,808,820	9,349,300	8,906,436

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31	As of December 31
	2022	2021	2019

Cash and Equivalents as % of LTM revenues	19.2%	20.5%	14.0%

Gross Debt (US$ thousands)	10,988,118	10,396,482	10,365,684
Gross Debt / EBITDA (LTM)	nm	nm	4.7

Net Debt (US$ thousands)	9,808,820	9,349,300	8,906,436
Net Debt / EBITDA (LTM)	nm	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2022
	Aircraft on Property, Plant & Equipment	Operating leases on balance under IFRS16	Total

Passenger Aircraft
Boeing 767-300 ER	15	-	15
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	16	18
Airbus A319-100	43	1	44
Airbus A320-200	88	39	127
Airbus A320- Neo	-	12	12
Airbus A321-200	19	30	49
TOTAL	175	110	285

Cargo Aircraft
Boeing 767-300F	12	1	13
TOTAL	12	1	13

TOTAL OPERATING FLEET	187	111	298

Subleases
Boeing 767-300F	1	-	1
TOTAL SUBLEASES	1	-	1

TOTAL FLEET	188	111	299